AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

People’s Republic of China

June 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory

Re:          AnPac Bio-Medical Science Co., Ltd.

Registration Statement on Form F-3

Filed May 28, 2021

File No.: 333-256630

Dear Mr. Drory:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AnPac Bio-Medical Science Co., Ltd. hereby requests the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on June 7, 2021, at 3:00 PM Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

AnPac Bio-Medical Science Co., Ltd.

	By:	/s/ Chris Chang Yu
Chris Chang Yu
Chief Executive Officer and Chairman of the Board